Net sales up 10.1% and Business net income1 up 4.1% at CER2

- Performance driven by growth platforms, Genzyme acquisition and cost savings -

	Q3 2011		Change on a reported basis	Change at constant exchange rates	9 months 2011		Change on a reported basis	Change at constant exchange rates
Net sales	€8,753	m	+5.0%	+10.1%	€24,881	m	+1.4%	+4.1%
Business net income[1]	€2,398	m	-3.0%	+4.1%	€6,718	m	-8.9%	-6.3%

Business EPS[1]	€1.79		-5.3%	+1.6%	€5.09		-9.9%	-7.3%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for the first 9 months of 2011 is provided in Appendix 7. A reconciliation of business net income to consolidated net income is provided in Appendix 6. Consolidated net income for the first 9 months of 2011 was €4,254 million, compared to €5,030 million for the first 9 months of 2010. Consolidated EPS for the first 9 months of 2011 was €3.23.versus €3.85 for the first 9 months of 2010.

Commenting on the Group’s performance in Q3 2011, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “The return to growth in sales and earnings in the third quarter reflects an important milestone as the company progressively puts the patent cliff behind it. The integration of Genzyme is progressing well. Our growth platforms3 again achieved double digit growth and more than compensated for generic erosion. We continue to make strong progress in R&D with the submission of five new products and also in the tight control of our costs.”

Q3 2011 Performance

•	Total sales[4] grew 10.1%[5] to €8,753 million. Excluding Genzyme, sales were stable despite €471 million of sales lost due to generic competition vs. Q3 2010.

•	Growth platforms grew by 11.1% (excluding A/H1N1 sales) led by strong performances in Diabetes, Vaccines and Consumer Health Care. Growth platforms and Genzyme accounted for 68.5% of total sales.

•	Diabetes sales increased 12.4% driven by a strong performance in the U.S. and in Emerging Markets[6] where Lantus® recorded sales growth of 14.6% and 23.4%, respectively.

•	Vaccines grew 16.7% reflecting solid demand for seasonal flu vaccines in the U.S. coupled with an early shipment.

•	Genzyme sales were €768 million, up 6.9%[7].

•	Sales in Emerging Markets[6] were €2,565 million, an increase of 6.8% (or 12.0% including Genzyme). Sales in BRIC countries were up 20.2% (or 24.2% including Genzyme).

•	Consumer Health Care sales were €665 million (+20.3%), supported by a successful Allegra® OTC launch in the U.S. (€43 million).

•	Merial sales were €470 million, a decrease of 5.2% reflecting the temporary generic competition of Frontline® Plus in the U.S.

•	Business EPS[1] was up 1.6% at €1.79 at CER despite the impact of several exclusivity losses.

Outlook

•

Five new products were recently submitted: Lyxumia® (lixisenatide) in the EU, AubagioTM (teriflunomide) and ZaltrapTM (aflibercept) in the U.S.; Visamerin®/Mulsevo® (semuloparin) in the U.S. and EU; KynamroTM (mipomersen) in the EU.

•	The Group continues to expect 2011 business EPS[1] to be 2% to 5% lower than 2010 business EPS[8] at CER, barring major unforeseen adverse events.

(1)	See Appendix 8 for definitions of financial indicators; (2) At Constant Exchange Rate; (3) See Appendix 4; (4) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition); (5) Q3 2010 includes consolidated Merial sales (€518 million); (6) See definition on page 8; (7) on a constant structure basis and at constant exchange rates; (8) €7.06

Sanofi : www.sanofi.com

Media Relations: (+) 33 1 53 77 46 46 - E-mail : MR@sanofi.com

Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi.com

2011 third quarter and 9-month net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

Net sales in the third quarter of 2011 were €8,753 million, an increase of 5.0% on a reported basis. Exchange rate movements had a negative effect of 5.1 percentage points, mainly due to a less favorable euro/U.S. dollar parity. Various currencies from Emerging Markets (notably the Venezuelan Bolivar and Turkish Lira) also had an unfavorable impact. At constant exchange rates, and including changes in structure (primarily the consolidation of Genzyme from April 1st), net sales increased by 10.1%.

In the first 9 months of 2011, net sales were €24,881 million, up 1.4% on a reported basis. Exchange rate movements had an unfavorable effect of 2.7 percentage points. The impact of the depreciation of the U.S. dollar, Venezuelan Bolivar and Turkish Lira against the Euro was reduced by the favorable effect of the Japanese Yen and Australian dollar. At constant exchange rates, and accounting for changes in structure (primarily the consolidation of Genzyme from April 1st), net sales increased by 4.1%.

Growth Platforms (see Appendix 4)

Third-quarter sales of the Group’s growth platforms grew by 10.4% or 11.1% excluding A/H1N1 vaccines sales. Including Genzyme, the Group’s growth platforms accounted for 68.5% of total consolidated sales, which is up from 60.2% in the third quarter of 2010. In the first 9 months, the growth platforms and Genzyme comprised 64.5% of total consolidated sales compared with 56.4% over the same period of 2010. Year-to-date sales growth of growth platforms was 11.9% excluding A/H1N1 vaccines sales.

Pharmaceuticals

Pharmaceuticals net sales reached €6,940 million (up 10.0%) in the third quarter, which reflects the positive contribution (€768 million) from Genzyme (consolidated from April 1st, 2011) as well as generic competition to Lovenox®, Ambien® CR and Taxotere® in the U.S., Plavix® and Taxotere® in the EU and the impact of U.S. healthcare reform and EU austerity measures. Year-to-date 2011 net sales were €20,670 million, an increase of 5.5%.

Flagship Products9

(millions of euros)	Q3 2011 net sales	Change at constant exchange rates	9-month 2011 net sales		Change at constant exchange rates
Lantus®	968	+14.6%	2,862		+14.1%
Apidra®	53	+22.2%	155		+24.2%
Plavix®	517	+3.8%	1,511		-4.5%
Lovenox®	494	-12.7%	1,613		-26.1%
Aprovel®	314	-5.6%	977		-2.1%
Eloxatin®	310	+179.2%	746		+182.9%
Taxotere®	186	-64.8%	772		-54.1%
Multaq®	66	+52.2%	197		+88.1%
Jevtana®	45	+14.6%	141		+256.1%
Cerezyme®	141	+7.0%*	307	**	+29.9%*
Myozyme® / Lumizyme®	101	+27.2%*	200	**	+34.5%*
Renagel®/Renvela ®	135	+6.7%*	272	**	+10.5%*
Synvisc®	80	+11.3%*	169	**	+14.5%*

*	on a constant structure basis and at constant exchange rates;** Net sales since April 1st 2011

[1]	See Appendix 8 for definitions of financial indicators
[9]	See Appendix 2 for a geographical split of consolidated net sales by product

Diabetes

Third-quarter sales of the Diabetes division grew 12.4% to €1,161 million reflecting strong growth of Lantus® in the U.S. (+14.6% to €580 million) and Emerging Markets (+23.4% to €149 million). In Western Europe, Lantus® sales increased by 7.1% (€182 million). In the third quarter, Lantus® SoloSTAR® represented 47.2% of total Lantus® sales in the U.S., an increase of 14.9 percentage points versus the fourth quarter of 2009. The growth of Lantus® in Japan (+15.1%) was also strong. In Emerging Markets, sales of Lantus® doubled in China (+103.5%) and benefited from the inclusion into the reimbursement scheme of the largest provincial markets, Shanghai (December 2010) and Beijing (July 2011). In Latin America, sales of Lantus® were up 31.4%. Year-to-date sales of Lantus® reached €2,862 million, up 14.1%.

Net sales of the rapid-acting insulin analog Apidra® were €53 million in the third quarter, up 22.2%. Sales in the U.S. increased by 40% (€20 million) reflecting the benefit of our new commercial approach. Year-to-date net sales of Apidra® reached €155 million, an increase of 24.2%. A temporary shortage of Apidra® 3mL cartridges, will impact supplies potentially until early 2012 in some markets. Apidra® vials are not impacted.

Despite 10.9% growth in Emerging Markets, net sales of Amaryl® decreased 7.4% (to €106 million) due to generic competition in Japan. Year-to-date sales of Amaryl® were €323 million, down 7.6%.

Year-to-date sales of the Diabetes division increased by 11.8% to €3,442 million.

Oncology

Eloxatin® achieved net sales of €310 million (up 179.2%) in the third quarter, reflecting the full recovery of U.S. sales (€245 million, versus €56 million in the third quarter of 2010). Year-to-date sales of the product were €746 million, an increase of 182.9%. In September, the U.S. District Court for the District of New Jersey ruled against Sun Pharmaceuticals in favor of Sanofi U.S. with respect to a contractual dispute arising from the resolution of the Eloxatin® patent litigation. This ruling, which Sun Pharmaceuticals is contesting, maintains the U.S. market exclusivity of Eloxatin® through August 9, 2012.

As expected, net sales of Taxotere® decreased by 64.8% to €186 million in the third quarter reflecting generic erosion in the U.S. (sales down 85.3% to €27 million) and in Western Europe (sales down 78.4% to €41 million). Year-to-date sales of Taxotere® were €772 million, down 54.1%. Over the period, Taxotere sales generated outside the U.S. and Western Europe amounted to €377 million.

Third-quarter net sales of Jevtana® were €45 million. Sales in the U.S. and in Western Europe reached €26 million and €15 million, respectively. Commercialization of Jevtana® is now underway in most Western European countries. Year-to-date sales of Jevtana® were €141 million.

Worldwide presence1 of Plavix®/Iscover®

The worldwide presence of Plavix® was €1,738 million, up 6.5%, in the third quarter. Sales in the U.S. (consolidated by Bristol-Myers Squibb) were €1,185 million, up 9.0%. In Japan and China, Plavix® continued to show strong growth of 20.1% (to €162 million) and 28.5% (to €72 million), respectively. Sales in Europe declined by 21.0% to €143 million, due to generic competition. In the first 9 months of 2011, the worldwide presence of Plavix® totaled €5,240 million, an increase of 6.1%. Year-to-date consolidated sales in Japan and China were €463 (up 23.0%) and €203 million (up 29.1%), respectively. On October 18, 2011, in the damages phase of the Plavix® patent infringement case against Apotex, the U.S. Court of Appeals upheld the damages award granted to Sanofi and BMS in the amount of $442.2 million.

[1]	See Appendix 8 for definitions of financial indicators

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q3 2011	Change at constant exchange rates	9-month 2011	Change at constant exchange rates
Europe	143	-21.0%	445	-31.3%
United States	1,185	+9.0%	3,600	+11.1%
Other Countries	410	+11.9%	1,195	+12.7%

TOTAL	1,738	+6.5%	5,240	+6.1%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®/Avalide®

The worldwide presence of Aprovel® was €434 million, down 15.2% in the third quarter reflecting the growing penetration of Losartan generics. In the first 9 months of 2011, the worldwide presence of Aprovel® totaled €1,384 million, a decrease of 11.0%. Year-to-date consolidated sales of the product in Emerging Markets reached €276 million, up 8.6%.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(millions of euros)	Q3 2011	Change at constant exchange rates	9-month 2011	Change at constant exchange rates
Europe	207	-9.6%	627	-12.8%
United States	86	-28.5%	295	-21.0%
Other Countries	141	-12.5%	462	+0.2%

TOTAL	434	-15.2%	1,384	-11.0%

Other Pharmaceutical Products

Third quarter net sales of Lovenox® (€494 million, down 12.7%) were impacted by generic competition in the U.S. (€133 million, down 42.4%). Lovenox® continued to show solid performance outside the U.S. with a sales increase of 8.7% in Western Europe (to €199 million) and 11.6% in Emerging Markets (to €137 million). Year-to-date sales of Lovenox® were €1,613 million, down 26.1%. Sales generated outside the U.S. were €1,098 million (up 8.3%), or 68.1% of total Lovenox sales. In September 2011, the FDA approved Amphastar Pharmaceuticals’ version of enoxaparin. In October, Sanofi, through its generic business Winthrop, launched an authorized generic of Lovenox® in the U.S.

Net sales of Multaq® reached €66 million in the third quarter, of which €46 million was generated in the U.S. and €17 million in Western Europe. Year-to-date sales of Multaq® were €197 million. Following its review, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) confirmed in September that the benefits of Multaq® continue to outweigh the risks with a revised indication for the treatment of a newly defined population of paroxysmal and persistent Atrial Fibrillation patients. Multaq® is indicated for the maintenance of sinus rhythm after successful cardioversion in adult clinically stable patients with paroxysmal or persistent atrial fibrillation. Due to its safety profile, Multaq® should only be prescribed after alternative treatment options have been considered and should not be given to patients with left ventricular systolic dysfunction or to patients with current or previous episodes of heart failure. The benefit/risk assessment of Multaq® by other regulatory agencies is ongoing.

Third-quarter net sales of the Ambien® family of products decreased by 43.6% (to €121 million), due to generic competition to Ambien®CR in the U.S. (Ambien® sales in the U.S. were down 81.0%). In Japan, Myslee®, showed 7.3% growth to €69 million in the third quarter. Year-to-date sales of the Ambien® family were €353 million of which €64 million was for Ambien®CR in the U.S. (Ambien® sales in the U.S. were down 82.5%). Year-to-date sales of Myslee® in Japan totaled €198 million, up 9.5%.

Third quarter net sales of Allegra® as a prescription drug, were €103 million of which €75 million (up 4.0%) was generated in Japan. Allegra® moved to the OTC market in the U.S. in March 2011 (sales reported in CHC). Year-to-date sales of Allegra® as a prescription drug, were €438 million, 80% of which (€349 million) was generated in Japan and increased by 25.8%.

Net sales of Copaxone® were €117 million, down 6.4% in the third-quarter, reflecting the end of the co-promotion agreement in certain countries notably the U.K in the fourth quarter of 2010. Year-to-date sales of the product reached €350 million, down 10.1%.

Genzyme10

(millions of euros)	Q3 2011 net sales	Change on a constant structure basis and at constant exchange rates	Net sales since April 1st 2011	Change on a constant structure basis and at constant exchange rates
Cerezyme®	141	+7.0%	307	+29.9%
Myozyme® / Lumizyme®	101	+27.2%	200	+34.5%
Fabrazyme®	32	+24.9%	62	+14.0%
Renagel®/Renvela ®	135	+6.7%	272	+10.5%
Synvisc®	80	+11.3%	169	+14.5%
Total Genzyme	768	+6.9%	1,564	+11.5%

Third quarter sales of Genzyme reached €768 million, an increase of 6.9% over the third quarter of 2010.

Net sales of Cerezyme® were €141 million in the third quarter, an increase of 7.0%. Quarterly sales were impacted by reduced product availability during the quarter.

Net sales of Myozyme®/Lumizyme® were €101 million, an increase of 27.2%. Growth in the third quarter was driven by continued expansion of Lumizyme® in the U.S. and volume growth across all geographies.

Net sales of Fabrazyme® in the third quarter were €32 million, up 24.9% from the third quarter of 2010. The increase was driven by greater availability of the product compared to the third quarter of 2010.

Sales of Renvela®/Renagel® were €135 million in the third quarter, an increase of 6.7%. Growth in the third quarter was driven by continued U.S. market share growth, which reached an all time high of 53.1% in September, and European adoption of Renvela®, particularly in the chronic kidney disease segment.

Net sales of Synvisc®/Synvisc One® were €80 million, up 11.3% due to continued growth in the U.S. and in Japan.

Genzyme announced in early October that a temporary decrease in Cerezyme® production yields, and changes to product release processes and procedures had lengthened the overall time it takes to release Cerezyme®. These changes required Genzyme to temporarily reduce global supply allocations from the period of October 2011 through January 2012. Genzyme continues to expect an improving Cerezyme® supply outlook from February 2012 forward.

Genzyme has maintained consistent supply of Fabrazyme® to current patients at a reduced dose throughout 2011. To return to normal supply levels of Fabrazyme® for existing and new patients, it will be necessary to utilize the additional capacity from Genzyme’s new manufacturing facility in Framingham. The company has made substantial progress over the past few months to achieve regulatory milestones so that Fabrazyme® made in Framingham can be provided to patients. Because of the progress made to date, the company continues to expect to begin providing product made in Framingham during the first quarter of 2012. The complete return to normal supply levels will not be immediate, as it will take time to obtain all global regulatory approvals and build inventory.

Genzyme also continues to make progress at its Allston manufacturing facility, and has satisfied all requirements of the consent decree to date. Genzyme has also ceased all fill/finish operations within the Allston facility in accordance with the requirements of the consent decree. In addition, Genzyme has completed the previously announced expansion at its Waterford, Ireland manufacturing facility, which will triple the fill/finish capacity at the plant upon approval.

[10]	Historical Genzyme perimeter; sales growth of Genzyme are stated on a constant structure basis and at constant exchange

Consumer Health Care

Third-quarter sales of the Consumer Health Care (CHC) business grew 20.3% to €665 million supported by Allegra® OTC in the U.S. (€43 million) and the positive impact from acquisitions (mainly BMP Sunstone in China). Year-to-date sales of CHC totaled €2,021 million, up 25.3%. Year-to-date sales of Allegra® OTC in the U.S. reached €186 million reflecting the successful Rx-to-OTC switch by Chattem.

In August, Aventis Pharma Limited (an Indian subsidiary of Sanofi) announced that it entered into an agreement to acquire Universal Medicare Private Limited’s business of marketing and distribution of branded nutraceutical formulations in India. With this acquisition, Aventis Pharma will advance its sustainable growth strategy in India and facilitate the creation of a Consumer Health Care platform in that country. The transaction is expected to close in Q4 2011 subject to certain conditions precedent.

Generics

Third-quarter sales of the generics business grew 9.2% to €410 million in the third quarter, led by the U.S. and Emerging Markets. Sales in Emerging Markets reached €264 million, up 9.9% supported by Latin America (+14.4%). In the U.S., the performance (+40.9% to €29 million) is attributable to the recently launched authorized generic of Taxotere® (sales of $29 million) and Ambien®CR (sales of $11 million). Year-to-date sales of the generics business grew by 14.5% to €1,258 million.

Human Vaccines

Third-quarter consolidated net sales for the Human Vaccines business totaled €1,343 million, an increase of 16.7% (or 19.9% excluding €33 million of A/H1N1 vaccines sales booked in Q3 2010), driven by the performance of seasonal influenza vaccines in the U.S. Year-to-date consolidated net sales for the Human Vaccines business totaled €2,651 million, an increase of 12.7% excluding A/H1N1 influenza vaccine sales booked in 2010, or a decrease of 4.7% including A/H1N1 vaccines sales.

Net sales of seasonal influenza vaccines were €602 million in the third quarter, up 42.6% supported by solid demand coupled with an early supply in the U.S. (sales of €410 million, up 58.1%). In the U.S., our offering has been further differentiated with the launch last year of Fluzone® High Dose and this year with Fluzone® Intradermal which was approved by the FDA in May. Fluzone® Intradermal is the first influenza vaccine licensed in the U.S. that uses a novel microinjection system for intradermal delivery. The first doses of Fluzone® Intradermal were shipped in September and the limited launch in 2011 will focus on the education of patients and healthcare professionals. Year-to-date sales of seasonal influenza vaccine reached €760 million, an increase of 42.5%.

Sales of Polio/Pertussis/Hib vaccines were €256 million, up 15.3% in the third quarter, reflecting the success of Pentaxim® and the recovery in sales of haemophilus influenzae type b vaccines in Japan. Sales of Pentaxim® (5-in-1 combination vaccine against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b) were €53 million, up 18.5% reflecting sustained growth in Emerging Markets and its recent launch in China. Year-to-date sales of Polio/Pertussis/Hib vaccines sales totaled reached €750 million, up 7.8%, including €174 million of Pentaxim® sales (+26.0%) and €223 million of Pentacel® sales (+6.5%).

Third-quarter net sales of Menactra® were €195 million, an increase of 10.2% led by good performance in the U.S. Menactra® benefited in the U.S. from the ACIP (Advisory Committee on Immunization Practices) recommendation of a booster dose for adolescents. Year-to-date sales of Menactra® totaled €334 million, down 2.4%.

Net sales of adult boosters reached €122 million, down 10.3% in the third quarter due to comparatively high sales in Q3 2010 as a result of U.S. pertussis outbreaks. Over the quarter, sales of Adacel® were €93 million, down 6.5%. Year-to-date sales of adult boosters totaled €328 million, an increase of 4.2%, including €224 million of Adacel® sales (up 7.9%).

Net sales of Travel and other endemic vaccines were €98 million (up 5.2%) and €269 million (down 5.5%) in the third quarter and the first 9 months, respectively.

Consolidated vaccines sales

(millions of euros)	Q3 2011 net sales	Change at constant exchange rates	9-month 2011 net sales	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	602	+33.1%	760	-21.0%
of which seasonal vaccines	602	+42.6%	760	+42.5%
of which pandemic vaccines	0	-100.0%	0	-100.0%

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	256	+15.3%	750	+7.8%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	212	+4.9%	395	-4.0%
Adult Booster Vaccines (incl. Adacel ®)	122	-10.3%	328	+4.2%
Travel and Other Endemics Vaccines	98	+5.2%	269	-5.5%
Other Vaccines	53	+19.2%	149	+31.8%

TOTAL	1,343	+16.7%	2,651	-4.7%

Net sales of Sanofi Pasteur MSD (not consolidated by Sanofi), the joint venture with Merck & Co in Europe, recorded third quarter net sales of €260 million, down 13.5% on a reported basis. Gardasil® sales were €41 million, down 34.7% on a reported basis. Year-to-date net sales of Sanofi Pasteur MSD were €568 million (down 14.3% on a reported basis), reflecting a decrease in Gardasil® sales.

Animal Health

Third-quarter net sales of Merial were €470 million, a decrease of 5.2% reflecting the temporary generic competition of Frontline® Plus in the U.S. during the quarter.

On June 21, the U.S. District Court for the Middle District of Georgia ruled in favor of Merial holding that sales of PetArmor™ Plus products infringed Merial’s patent and barred Cipla and Velcera from making or selling those products in the U.S. A court-ordered seizure of the inventory in the U.S. still in possession of the generic manufacturers went into effect on August 21, 2011. However, the generic products already sold to retailers were not recalled and may still be available in the distribution channels.

In the third quarter, sales of the companion animals segment were €295 million, down 10.4%, impacted by a 15.3% decrease of Frontline® family sales. In July, Merial launched a new combination parasiticide, Certifect®, in the U.S. which is a new topical flea and tick control product for dogs.

Sales of the production animals segment were €175 million (up 5.4%) in the third quarter, led by the solid performance of the Ruminant segment driven by the launch in the U.S. of the antibiotic Zactran® against bovine respiratory disease.

Year-to-date net sales were €1,560 million, an increase of 2.7%. Over this period, sales of the companion animals segment were stable €1,029 million, despite a slight decrease in Frontline® family sales (down 1.8%) to €632 million. Year-to-date sales of the production animals segment grew by 8.3% to €532 million and were driven by the performance of the Avian segment which benefited from the success of the vaccine Vaxxitex® and the solid performance of Ruminant segment. Year-to-date sales in Emerging Markets grew by 11.4% to €359 million.

Net sales by geographic region

(millions of euros)	Q3 2011 net sales	Change at constant exchange rates	9-month 2011 net sales	Change at constant exchange rates
United States	2,902	+15.5%	7,482	+5.8%
Western Europe*	2,291	-0.1%	6,922	-4.4%
Emerging Markets**	2,565	+12.0%	7,484	+7.3%
of which Eastern Europe and Turkey	649	+0.5%	1,999	+1.5%
of which Asia	631	+21.1%	1,782	+15.8%
of which Latin America	802	+18.5%	2,283	+7.0%
of which Africa	240	+7.0%	710	+8.2%
of which Middle East	217	+8.2%	635	+6.7%

Rest of the world***	995	+14.6%	2,993	+14.4%

of which Japan	657	+22.9%	2,025	+21.2%

TOTAL	8,753	+10.1%	24,881	+4.1%

*	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand

Net sales in Emerging Markets in the third quarter reached €2,565 million, an increase of +12.0% or +6.8% excluding Genzyme. Outside Eastern Europe/Turkey, Emerging Markets sales were up 16.4% (or 11.5% excluding Genzyme). BRIC countries sales were €901 million, up +20.2% excluding Genzyme. Asia and Latin America continued to deliver strong double digit sales growth of +17.5% and 12.0%, respectively (excluding Genzyme). Sales in China were €269 million, up 47.2% (excluding Genzyme), supported by continued strong performance of Plavix® (+28.5% to €72 million), doubling of Lantus® (+103.5%) and the contribution from BMP Sunstone. Sales in Brazil were €409 million, up 19.2% (excluding Genzyme), led by CHC and Vaccines. Sales in Eastern Europe/Turkey were € 649 million, down 5.4% (excluding Genzyme) reflecting decreased sales in Turkey which was impacted by price cuts and generic competition for Taxotere® as well as lower sales in some countries. Sales in Russia were €166 million, down 0.5%, reflecting lower sales of Vaccines and Generics. Year-to-date sales in Emerging Markets were €7,484 million, an increase of 9.1% excluding Genzyme and A/H1N1 vaccines (€361 million).

Net sales in the U.S. totaled €2,902 million in the third quarter, an increase of 15.5% (or +0.5% excluding Genzyme), reflecting the acquisition of Genzyme (sales of €378 million). Sales in the U.S. were impacted by generics of Taxotere®, Lovenox® and Ambien®CR, which was partially offset by growth for Lantus® and Eloxatin®. Year-to-date sales in the U.S. reached €7,482 million (up 5.8 % and down 5.3% excluding Genzyme).

Third-quarter sales in Western Europe were stable at €2,291 million. Excluding Genzyme, sales were down 9.2% reflecting generic competition for Taxotere® and Plavix®, as well as the impact of austerity measures. Year-to-date sales in Western Europe were €6,922 million (down 4.4% and down 10.7% excluding Genzyme).

Third quarter net sales in Japan reached €657 million, up +22.9% (+11.4% excluding Genzyme), sustained by Plavix® (up 20.1% to €162 million), Lantus® (up 15.1%), Hib vaccine sales and the contribution from Genzyme. Year-to-date sales in Japan reached €2,025 million, (up 21.2%, or up 13.1 % excluding Genzyme) of which €463 million were generated by Plavix® (up 23.0%) and €349 million by Allegra® (up 25.8%).

R&D update

Sanofi submitted five products to regulatory authorities in the U.S. and/or in EU since late July :

•

KynamroTM 11 (mipomersen), licensed from Isis Pharmaceuticals Inc, in the EU in July for the treatment of patients with homozygous familial hypercholesterolemia (hoFH) and severe heterozygous familial hypercholesterolemia (heFH). The U.S. filing for the hoFH indication is expected in the fourth quarter of this year.

•

AubagioTM (teriflunomide) in the U.S. in August for the treatment of relapsing multiple sclerosis. The FDA accepted the file for review in October. The filing in the EU is expected in the first quarter of 2012.

•	Visamerin®/Mulsevo® (semuloparin) in the EU and U.S. in late September for the prevention of Venous Thrombo-Embolism events in cancer patients initiating a chemotherapy regimen.

•	Lyxumia® (lixisenatide), licensed from Zealand Pharma, in the EU in late October of 2011 for the treatment of type 2 diabetes.

•	Zaltrap™ (aflibercept), from the Regeneron partnership, in the U.S. in October in second line metastatic colorectal cancer. The filing in the EU is expected in the fourth quarter of 2011.

As previously announced, Sanofi also expects to file LemtradaTM (alemtuzumab12) in the U.S. and EU in the first quarter of 2012 for relapsing remitting multiple sclerosis. The product has been granted fast track designation by the FDA.

Since the last R&D update on July 28, the portfolio has evolved favorably with the submissions mentioned above, additional positive Phase III data on Lyxumia® (lixisenatide), several compounds entering Phase I or Phase II and one partnership signed in the Vaccines area.

At the beginning of November, the R&D portfolio comprises 66 NMEs (New Molecular Entities) projects and vaccines in clinical development of which 16 are in Phase III or have been submitted to the health authorities for approval.

Evolution of the late stage portfolio:

In September, the Phase III results of GetGoal-F1 trial, one of nine studies in the GetGoal clinical program were announced at the European Association for the Study of Diabetes (EASD). The study objectives were to compare the efficacy and safety of Lyxumia® (lixisenatide), a once-daily GLP-1 receptor agonist, versus placebo in one-step and two-step dose increase regimens in terms of reduction in HbA1c in patients uncontrolled on metformin.

This study achieved its primary efficacy endpoint of significant HbA1c reduction vs. placebo. The results of this study also support simplified treatment initiation of lixisenatide (one-step dose increase regimen).

In parallel, following encouraging Phase IIb results of MOBILITY trial in rheumatoid arthritis, sarilumab (SAR153191), from the partnership with Regeneron, has advanced into the Phase III portion of the MOBILITY trial.

In October, the pivotal Phase III TEMSO study with investigational once-daily oral multiple sclerosis medication teriflunomide (Aubagio™) was published in The New England Journal of Medicine (NEJM). Results showed that teriflunomide significantly reduced the annual relapse rate, reduced disability progression and improved several magnetic resonance imaging (MRI) measures of disease activity, including new or worsening brain lesions. Teriflunomide has a well-characterized safety profile, with a similar proportion of trial participants reporting adverse events compared to placebo.

In October, results from pivotal phase III clinical trials of Lemtrada™ (alemtuzumab) and Aubagio™ (teriflunomide) were presented at the Congress of the European and Americas Committees for Treatment and Research in Multiple Sclerosis (ECTRIMS/ACTRIMS):

[11]	Zaltrap™, Lemtrada™, Aubagio™, Kynamro™ and Lyxumia® are registered trade names submitted to health authorities for investigational agents
[12]	Genzyme is developing alemtuzumab in Multiple Sclerosis in collaboration with Bayer HealthCare

•

Lemtrada™ (alemtuzumab): New data from the CARE-MS I trial, the first of two randomized, Phase III clinical trials comparing Lemtrada™ to Rebif® (high dose subcutaneous interferon beta-1a) in patients with relapsing-remitting MS showed that 78 % of patients treated with Lemtrada™ remained relapse-free for two years, providing statistically significant improvement over interferon beta-1a (78 % vs. 59 % at two years, p<0.0001) and meeting this secondary endpoint.

•

Aubagio™ (teriflunomide): New data from the pivotal TEMSO Phase III trial showing that once-daily oral teriflunomide significantly reduced annualized rates of relapses leading to hospitalization. New data also confirmed the safety profile and efficacy of teriflunomide over a six-year period after the initial randomization. New post-hoc analyses showed that teriflunomide-treated patients’ annualized rate of relapses leading to hospitalization, the risk of hospitalization, and the annualized rate of emergency medical facility visits were reduced.

Two compounds entered Phase II:

•	SAR245409/XL765, an oral dual inhibitor of PI3K & mTOR for breast cancer;

•	SAR302503, a JAK-2 inhibitor for Myelofibrosis and for the treatment of Polycythemia Vera.

Two compounds entered Phase I:

•	SAR164653, a cathepsine A inhibitor for prevention of cardiovascular complication of Diabetes;

•	StarGen™, in partnership with Oxford BioMedica, a gene-based therapy for the treatment of Stargardt disease

In September, the orphan drug designation status was granted by the FDA to SAR156597, an IL4/IL13 bi-specific monoclonal antibody, for Idiopathic Pulmonary Fibrosis currently in Phase I.

One project in Phase I (SAR 152954 - H3 antagonist evaluated in sleep disorders) has been discontinued.

One research and development collaboration between Sanofi Pasteur and the University of California, San Diego was also signed in September on an immunological approach to acne prevention and treatment targeting the specific neutralization of Propionibacterium acnes factors in inflammation.

Third-quarter financial results

Business Net Income1

Sanofi generated third quarter net sales of €8,753 million, up 5.0% on a reported basis (up 10.1% at constant exchange rates), reflecting the performance of our growth platforms, the acquisition of Genzyme (€768 million), the impact from EU austerity measures, and the loss of €471 million of sales due to generic competition. “Other revenues” decreased by 5.4% to €419 million, the growth of Plavix® in the U.S. was more than offset by an unfavorable dollar effect. At constant exchange rates, “other revenues” grew by 2.3%.

Gross profit increased 6.7% at constant exchange rates (or 1.2% on a reported basis) to €6,417 million. The ratio of cost of sales to net sales increased 2.2 percentage points to 31.5%, reflecting the impact of generic competition (accounted for 1.8 percentage points), a business mix impact from strong vaccines sales as well as exchange rate effect.

Research and development expenses were €1,221 million, an increase of 8.7% (or 12.8% at constant exchange rates). Excluding Genzyme, R&D expenses decreased 0.8% at constant exchange rates. The ratio of R&D expenses to net sales was 13.9%, up 0.4 percentage point versus the third quarter of 2010.

Selling and general expenses increased 5.5% (or 10.4% at constant exchange rates) to €2,114 million. Excluding Genzyme, SG&A expenses were down 2.0% at constant exchange rates reflecting tight cost control. The ratio of selling and general expenses to net sales was 24.2%, 0.2 percentage points higher than Q3 2010.

Other current operating income net of expenses showed a net income of €40 million versus net income of €33 million in the third quarter of 2010. This line also includes a slight foreign exchange loss attributable to hedging, compared to a slight gain in Q3 2010.

The share of profits from associates was up 2.7% at constant exchange rates (or down 5.5% on a reported basis) to €276 million. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €264 million, up 1.9%.

Net income attributable to non-controlling interests was stable at €54 million of which €51 million was the pre-tax profits paid to BMS from territories managed by Sanofi.

Business operating income was €3,344 million, an increase of 2.8% at constant exchange rates (or a decrease of 4.0% on a reported basis). The ratio of business operating income to net sales was 38.2%, 3.6 percentage points lower than in Q3 2010.

Net financial expenses were €121 million, compared to €127 million and included an impairment of €29 million recognized on Greek bonds valued at mark to market. The average cost of gross debt was 2.4% over the quarter.

The effective tax rate was 27.5%, compared to 28.3% in Q3 2010. This decrease reflects a positive effect from countries with lower tax rates.

Business net income1 was €2,398 million, up 4.1% at constant exchange rates or down 3.0% on a reported basis.

In Q3 2011, Business earnings per share1 (EPS) was €1.79, up 1.6% at constant exchange rates, or down 5.3% on a reported basis. The average number of shares outstanding increased to 1,339.4 million this quarter versus 1,304.8 million in Q3 2010 as a result of the dividend payment in shares, net of share repurchases.

[1]	See Appendix 8 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Year-to-date 2011 financial results

Business Net Income1

In the first nine months of 2011, Sanofi generated net sales of €24,881 million, up 1.4% on a reported basis and 4.1% at constant exchange rates reflecting the performance of our growth platforms, the consolidation of Genzyme from April 1st, the impact from EU austerity measures, and the loss of €1,819 million of sales due to generic competition. “Other revenues” were €1,254 million, up 5.9% at constant exchange rates (or up 0.3% on a reported basis).

Gross profit reached €18,430 million, stable (up 0.2%) at constant exchange rates, or down 2.8% on a reported basis. The ratio of cost of sales was 30.9%, 3.1 percentage points higher, mainly due to the impact of generic competition.

Research and development expenses reached €3,518 million, up 3.8% (or 6.4% at constant exchange rates). Excluding Genzyme, R&D expenses were down 2.6% at constant exchange rates reflecting transforming initiatives. The ratio of R&D expenses to net sales was 14.1%, 0.3 percentage point higher than in the first nine months of 2010.

Selling and general expenses were €6,315 million, an increase of 5.8% or 8.7% at constant exchange rates. Excluding Genzyme, SG&A expenses were down 0.2% at constant exchange rates, despite launch costs for Jevtana® in the EU, and Allegra® OTC in the U.S. and greater promotional effort behind Lantus® in the U.S. as well. The ratio of selling and general expenses to net sales was 25.4%, 1.1 percentage points higher than in the first nine months of 2010.

Other current operating income net of expenses was an income of €63 million versus an income of €135 million in the first nine months of 2010 which included an €87 million payment in Q1 2010 received from Teva on sales of Copaxone® in North America (these payments ceased at the end of Q1 2010) and acquisition expenses related to Genzyme (€65 million in 2011). This line also includes a slight foreign exchange gain attributable to hedging, compared to a loss in 2010.

The share of profits from associates was €846 million, up 8.0% compared to the same period of 2010. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance were €812 million, up 10.6%.

Net income attributable to non-controlling interests was €190 million, down 5.9%. The profits paid to BMS from territories managed by Sanofi were €176 million, down 3.8%, reflecting competition from clopidogrel generics in Europe.

Business operating income was €9,316 million, down 7.3% at constant exchange rates, or down 9.8% on a reported basis. The ratio of business operating income to net sales was 37.4%, 4.7 percentage points lower than in the first nine months of 2010.

Net financial expenses reached €299 million versus €267 million in the first nine months of 2010. Net financial expenses included in 2010 a capital gain of €47 million on the sale of the stake in Novexel and in 2011 an impairment of €29 million recognized on Greek bonds valued at mark-to-market.

The effective tax rate was 27.5% in the first nine months of 2011 compared with 28.3% over the same period of 2010.

Business net income1 reached €6,718 million, a decrease of 6.3% at constant exchange rates, or a decrease of 8.9% on a reported basis.

In the first nine months of 2011, Business earnings per share1 (EPS) was €5.09, a decrease of 7.3% at constant exchange rates, or a decrease of 9.9% on a reported basis.

[1]	See Appendix 8 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

From business net income to consolidated net income (see Appendix 6)

In the first nine months of 2011, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

-	A €2,505 million amortization charge against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €1,419 million, Genzyme: €476 million and Merial €259 million) and to acquired intangible assets (licenses/products: €138 million). The third quarter amortization charge against intangible assets was €804 million (primarily Aventis: €360 million, Genzyme €234 million and Merial €94 million), €44 million of which related to acquired intangible assets (licenses/products). This item has no cash impact on the Group.

-	An impairment loss against intangible assets of €76 million (including €7 million in the third quarter related to the termination of a Research collaboration). This item has no cash impact on the Group.

-	An income of €167 million reflecting a decrease in the fair value of contingent considerations related to the CVRs (€252 million of which €257 million booked in Q3), an increase in the fair value of contingent considerations related to TargeGen business combination (€47 million booked in Q1), and Bayer contingent considerations (€38 million of which €24 million booked in Q3).

-	A charge of €404 million arising from the workdown of inventories of acquired companies (mainly due to Genzyme) remeasured at fair value due to the application of purchase accounting to acquisitions, of which €140 million in the third quarter. This item has no cash impact on the Group.

-	€537 million of restructuring costs (including €70 million in the third quarter) mainly related to continuing transformation of R&D, Industrial Affairs and Operations in Europe.

-	A non-recurring amortization charge of €517 million booked in Q1 2011 due to the change of plan for Merial assets that were previously classified as held for sale or exchange in accordance with IFRS5. This charge corresponds to the depreciation and amortization of Merial assets that would have been recognized for the period from September 18, 2009 to December 31, 2010, had these assets not been classified as held for sale or exchange. This item has no cash impact on the Group.

-	A €1,429 million tax effect arising from the items listed above, comprising deferred taxes of €913 million generated by amortization charged against intangible assets, €191 million by the non recurring amortization charge on Merial assets, €120 million by the workdown of inventories of acquired companies and €174 million linked to restructuring costs. The third quarter tax effect was €427 million, including €354 million of deferred taxes generated by amortization charged against intangible assets, €42 million by the workdown of inventories of acquired companies and €24 million linked to restructuring costs (see Appendix 6).

-	In “Share of profits/losses from associates”, a charge of €21 million (of which €7 million in Q3 2011), net of tax, mainly relating to the share of amortization of intangible assets. This item has no cash impact on the Group.

Net Debt

Over the first nine months of 2011, net cash generated by operating activities after changes in working capital and before restructuring costs was €7,688 million, a decrease of 5.1% compared to the first nine months of 2010. This amount provided finance for capital expenditures (€1,181 million), the dividend paid by Sanofi (€1,372 million), repurchasing of shares (€500 million), and restructuring costs (€517 million). The acquisitions and partnerships made during the period (€14,056 million) were mainly Genzyme (€13,528 million) and BMP Sunstone (€377 million) and led to an increase of net debt from €1,577 million at December 31, 2010 to €11,938 million (debt of €18,152 million, net of €6,214 million cash and cash equivalents) at the end of the third quarter.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1: 2011 third-quarter and 9-month consolidated net sales by product

Appendix 2: 2011 third-quarter and 9-month consolidated net sales by geographic region and product

Appendix 3: Consolidated net sales by business segment

Appendix 4: Net sales of Growth Platforms

Appendix 5: 2011 third-quarter and 9-month business net income statement

Appendix 6: Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 7: 2011 third-quarter and 9-month consolidated income statement

Appendix 8: Definitions

Appendix 1: 2011 third-quarter and 9-month consolidated net sales by product

Pharmaceuticals

(€ million)	Q3 2011 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	968	+14.6%	+7.6%
Apidra®	53	+22.2%	+17.8%
Insuman®	32	+6.5%	+3.2%
Amaryl®	106	-7.4%	-12.4%

Total Diabetes	1,161	+12.4%	+5.8%
Lovenox®	494	-12.7%	-16.1%
Plavix®	517	+3.8%	+2.4%
Taxotere®	186	-64.8%	-65.4%
Aprovel®	314	-5.6%	-6.8%
Eloxatin®	310	+179.2%	+158.3%
Multaq®	66	+52.2%	+43.5%
Jevtana®	45	—	—

Stilnox®/Ambien ®/Ambien CR®/Myslee®	121	-43.6%	-44.5%
Allegra®	103	-22.8%	-24.3%
Copaxone®	117	-6.4%	-6.4%
Tritace®	93	-6.8%	-9.7%
Depakine®	91	+2.2%	-2.2%
Xatral®	34	-52.8%	-52.8%
Actonel®	39	-31.0%	-32.8%
Nasacort®	14	-64.3%	-66.7%
Other Products	1,392	-2.7%	-7.8%
Consumer Health Care	665	+20.3%	+15.5%
Generics	410	+9.2%	+5.1%

Genzyme	768	ns	ns

Total Pharmaceuticals	6,940	+10.0%	+5.2%

Vaccines	1,343	+16,7%	+9.5%

Animal Health	470	-5.2%	-9.3%

Total	8,753	+10.1%	+5.0%

Vaccines

(€ million)	Q3 2011 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	256	+15.3%	+8.5%
Influenza Vaccines*	602	+33.1%	+25.4%
Meningitis/Pneumonia Vaccines	212	+4.9%	-3.3%
Adult Booster Vaccines	122	-10.3%	-16.4%
Travel and Other Endemics Vaccines	98	+5.2%	+1,0%
Other Vaccines	53	+19.2%	+10.8%

Total Vaccines	1,343	+16.7%	+9.5%

*	Seasonal and pandemic influenza Vaccines

Animal Health

(€ million)	Q3 2011 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	173	-15.3%	-19.5%
Vaccines	147	+0%	-3.3%
Avermectin	88	+1.1%	-3.3%
Other	62	+8.3%	+3.3%
Total	470	-5.2%	-9.3%

Pharmaceuticals

(€ million)	9-month 2011 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	2,862	+14.1%	+9.4%
Apidra®	155	+24.2%	+21.1%
Insuman®	96	-1.0%	-2.0%
Amaryl®	323	-7.6%	-9.0%

Total Diabetes	3,442	+11.8%	+7.7%
Lovenox®	1,613	-26.1%	-27.5%
Plavix®	1511	-4.5%	-4.2%
Taxotere®	772	-54.1%	-53.7%
Aprovel®	977	-2.1%	-2.5%
Eloxatin®	746	+182.9%	+166.4%
Multaq®	197	+88.1%	+80.7%
Jevtana®	141	—	—

Stilnox®/Ambien ®/Ambien CR®/Myslee®	353	-47,0%	-46.4%
Allegra®	438	-7.9%	-3.7%
Copaxone®	350	-10.1%	-9.6%
Tritace®	287	-7.0%	-8.6%
Depakine®	287	+4.7%	+3.6%
Xatral®	163	-25.8%	-27.6%
Actonel®	130	-29.1%	-28.6%
Nasacort®	88	-37.7%	-39.7%
Other Products	4,332	-3.9%	-5.2%
Consumer Health Care	2,021	+25.3%	+22.9%
Generics	1,258	+14.5%	+12.9%

Genzyme*	1,564	ns	ns

Total Pharmaceuticals	20,670	+5.5%	+3.0%

Vaccines	2,651	-4,7%	-9.2%

Animal Health	1,560	+2.7%	+0.3%

Total	24,881	+4.1%	+1,4%

*	Net sales since April 1st 2011

Vaccines

(€ million)	9-month 2011 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	750	+7.8%	+4.3%
Influenza Vaccines*	760	-21.0%	-24.9%
Meningitis/Pneumonia Vaccines	395	-4.0%	-10.8%
Adult Booster Vaccines	328	+4.2%	-1.2%
Travel and Other Endemics Vaccines	269	-5.5%	-7.2%
Other Vaccines	149	+31.8%	+22.0%

Total Vaccines	2,651	-4.7%	-9.2%

*	Seasonal and pandemic influenza Vaccines

Animal Health

(€ million)	9-month 2011 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	632	-1.8%	-4.4%
Vaccines	472	+6.4%	+4.7%
Avermectin	286	+4.7%	+2.5%
Other	170	+7.3%	+3.7%
Total	1,560	+2.7%	+0.3%

Appendix 2: 2011 third-quarter and 9-month consolidated net sales by geographic region and product

Pharmaceuticals

Q3 2011 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	182	+7.1%	580		+14.6%	149	+23.4%	57	+16.3%
Apidra®	17	+0.0%	20		+40.0%	11	+10.0%	5	+100.0%
Amaryl®	8	-20.0%	1		-50.0%	56	+10.9%	41	-22.2%
Insuman®	26	+4.0%	0			7	+16.7%	-1

Total Diabetes	235	+5.9%	601		+15.1%	223	+19.1%	102	-0.9%
Lovenox®	199	+8.7%	133		-42.4%	137	+11.6%	25	+9.5%
Plavix®	105	-19.8%	57	*	+5.5%	176	+12.7%	179	+13.7%
Taxotere®	41	-78.4%	27		-85.3%	74	-22.4%	44	-28.6%
Aprovel®	180	-10.8%	15	*	+15.4%	88	+3.3%	31	-6.9%
Eloxatin®	7	-36.4%	245		+378.6%	42	+15.8%	16	+6.7%
Multaq®	17	+88.9%	46		+45.7%	2	+100.0%	1	—
Jevtana®	15	—	26		-31.7%	4	—	0	—
Stilnox®/Ambien ®/Ambien CR®/ Myslee®	13	-13.3%	21		-81.0%	17	0.0%	70	+7.7%
Allegra®	3	-25.0%	-1		-102.7%	26	+20.8%	75	+4.2%
Copaxone®	112	-2.6%	0		—	0	-100.0%	5	0.0%
Tritace®	42	-6.8%	0		—	44	-4.0%	7	-22.2%
Depakine®	36	-2.7%	0		—	53	+7.7%	2	-25.0%
Xatral®	14	-12.5%	4		-88.9%	14	-11.8%	2	-66.7%
Actonel®	13	-50.0%	0		—	19	-16.7%	7	-20.0%
Nasacort®	4	-20.0%	4		-86.2%	5	0.0%	1	-50.0%

Consumer Health Care	152	+2.0%	128		+59.1%	317	+21.3%	68	+4.8%

Generics	110	+7.8%	29		+40.9%	264	+9.9%	7	-50.0%

Others	568	-9.4%	128		-18.5%	519	+3.1%	177	+4.8%

Genzyme	192		378			117		81

Total Pharmaceuticals	2,058	-0.4%	1,841		+16.5%	2,141	+14.5%	900	+12.2%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q3 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	11	-31.3%	111	+4.3%	101	0.0%	33	-1200.0%
Influenza Vaccines*	78	+20.0%	410	+41.7%	109	+14.3%	5	+33.3%
Meningitis/Pneumonia Vaccines	1	0.0%	173	+8.6%	34	-8.1%	4	-16.3%
Adult Booster Vaccines	13	-6.7%	98	-7.0%	7	-41.7%	4	-25.0%
Travel and Other Endemics Vaccines	7	+133.3%	28	+36.4%	55	-8.1%	8	-20.0%
Other Vaccines	5	+25.0%	40	+22.2%	4	-33.3%	4	+118.6%

Total Vaccines	115	+11.5%	860	+20.5%	310	-0.3%	58	+152.2%

*	Seasonal and pandemic influenza Vaccines

Animal Health

Q3 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	38	-9.3%	100	-19.4%	21	0.0%	14	-20.0%
Vaccines	42	-6.7%	33	-5.3%	67	+6.2%	5	+25.0%
Avermectin	17	13.3%	40	-6.5%	16	-5.6%	15	+25.0%
Other	21	-4.5%	28	+72.2%	10	0.0%	3	-63.6%

Total Animal Health	118	-4.8%	201	-7.6%	114	+2.6%	37	-14.3%

Pharmaceuticals

9-month 2011 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	544	+5.9%	1,709		+13.9%	445	+24.3%	164	+20.5%
Apidra®	56	+14.3%	53		+21.7%	32	+26.9%	14	+100.0%
Amaryl®	25	-21.9%	3		-40,0%	170	+8.4%	125	-21.1%
Insuman®	76	-5.0%	0			21	+16.7%	-1

Total Diabetes	707	+4.8%	1765		13.9%	668	+19.6%	302	+0.7%
Lovenox®	618	+5.8%	515		-55.1%	411	+12.3%	69	+6.6%
Plavix®	324	-36.4%	161	*	-1.2%	523	+9.7%	503	+16.5%
Taxotere®	166	-70.9%	229		-64.0%	230	-23.2%	147	-17.5%
Aprovel®	575	-8.5%	38	*	+26.7%	276	+8.6%	88	+1.3%
Eloxatin®	31	-11.8%	546		+535.5%	121	+13.9%	48	+6.7%
Multaq®	51	+155.0%	137		+70.9%	5	+400.0%	4	+0.0%
Jevtana®	26	—	107		+173.2%	8	—	0
Stilnox®/Ambien ®/Ambien CR®/ Myslee®	40	-4.8%	64		-82.5%	48	-5.9%	201	+9.0. %
Allegra®	11	-21.4%	4		-97.4%	74	+18.2%	349	+26.3%
Copaxone®	334	-7.5%	0		—	0	-100.0%	16	+7.1%
Tritace®	130	-9.8%	0		—	139	-1.4%	18	-25.0%
Depakine®	108	-2.7%	0		—	169	+11.0%	10	-9.1%
Xatral®	45	-11.8%	69		-39.0%	46	-9.6%	3	-25.0%
Actonel®	43	-48.1%	0		—	61	-13.9%	26	-13.8%
Nasacort®	19	-13.6%	49		-50.5%	17	0.0%	3	-25.0%

Consumer Health Care	495	+3.1%	442		+100.9%	901	+20.1%	183	+6.9%

Generics	337	+8.0%	95		+61.9%	801	+15.1%	25	-30.3%

Others	1,831	-8.3%	389		-18.5%	1,558	+4.8%	554	+1.9%

Genzyme**	411		757			232		164

Total Pharmaceuticals	6,302	-4.3%	5,367		+5.4%	6,288	+13.6%	2,713	+13.7%

*	Sales of active ingredient to the American entity managed by BMS; ** Net sales since April 1st 2011

Vaccines

9-month 2011 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	28	-44.0%	320	-0.3%	316	+11.8%	86	+118.4%
Influenza Vaccines*	78	-31.6%	410	+36.5%	256	-52.8%	16	-17.6%
Meningitis/Pneumonia Vaccines	2	-50.0%	303	-5.4%	81	+6.5%	9	-17.1%
Adult Booster Vaccines	55	+34.1%	240	+1.6%	19	-29.6%	14	+40.0%
Travel and Other Endemics Vaccines	18	+20.0%	69	+19.4%	153	-14.8%	29	-12.9%
Other Vaccines	11	10.0%	116	+35.5%	12	-7.7%	10	+95.2%

Total Vaccines	192	-17.9%	1,458	+10.4%	837	-25.4%	164	+40.7%

*	Seasonal and pandemic influenza Vaccines

Animal Health

9-month 2011 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Frontline® and other fipronil products	176	+2.3%	355	-3.9%	62	+6.8%	39	-12.5%
Vaccines	141	-1.4%	93	+3.1%	227	+15.1%	11	-15.4%
Avermectin	47	+6.8%	146	-1.3%	43	+7.3%	50	+23.7%
Other	64	-4.5%	63	+27.8%	27	0.0%	16	0.0%

Total Animal Health	428	+0.5%	657	+0.1%	359	+11.4%	116	+1.9%

Appendix 3: Consolidated net sales by business segment

(Millions of euros)	Q3 2011	Q3 2010	9-month 2011	9-month 2010
Pharmaceuticals	6,940	6,595	20,670	20,071
Vaccines	1,343	1,226	2,651	2,918

Merial	470	518	1,560	1,555

Total	8,753	8,339	24,881	24,544

.

Appendix 4: Net sales of Growth Platforms

(millions of euros)	Q3 2011	Change at constant exchange rates	9-month 2011	Change at constant exchange rates
Emerging Markets1/2	2,565	+12,0%	7,484	+7,3%
Emerging Markets excluding Diabetes, Vaccines, CHC, and new products	1,478	+4.0%	4,474	+5,5%
Diabetes	1,161	+12.4%	3,442	+11.8%
Vaccines	1,343	+16.7%	2,651	-4.7%
Consumer Health Care (CHC)	665	+20.3%	2,021	+25.3%
Animal Health	470	-5.2%	1,560	+2.7%
New products[3]	111	+34.5%	338	+134.0%

Total Growth Platforms	5,228	+10.4%	14,486	+8.2%

[1]	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.
[2]	Include Diabetes, Vaccines, Consumer Health Care and new products sales generated in Emerging Markets;
[3]	Multaq® and Jevtana®

Appendix 5: Business net income statement

Third-quarter 2011	Pharmaceuticals			Vaccines			Animal health(1)			Other		Group Total
Millions of euros	Q3 2011	Q3 2010	% change	Q3 2011	Q3 2010	% change	Q3 2011	Q3 2010	% change	Q3 2011	Q3 2010	Q3 2011	Q3 2010	% change
Net sales	6,940	6,595	5.2%	1,343	1,226	9.5%	470	518	(9.3%)			8,753	8,339	5.0%
Other revenues	406	429	(5.4%)	8	9	(11.1%)	5	5				419	443	(5.4%)
Cost of sales	(2,094)	(1,843)	13.6%	(502)	(451)	11.3%	(159)	(150)	6.0%			(2,755)	(2,444)	12.7%
As % of net sales	(30.2%)	(27.9%)		(37.4%)	(36.8%)		(33.9%)	(29.0%)				(31.5%)	(29.3%)

Gross profit	5,252	5,181	1.4%	849	784	8.3%	316	373	(15.3%)			6,417	6,338	1.2%
As % of net sales	75.7%	78.6%		63.2%	63.9%		67.2%	72.0%				73.3%	76.0%

Research and development expenses	(1,031)	(954)	8.1%	(154)	(131)	17.6%	(36)	(38)	(5.3%)			(1,221)	(1,123)	8.7%
As % of net sales	(14.9%)	(14.5%)		(11.5%)	(10.7%)		(7.7%)	(7.3%)				(13.9%)	(13.5%)
Selling and general expenses	(1,827)	(1,707)	7.0%	(140)	(144)	(2.8%)	(147)	(153)	(3.9%)			(2,114)	(2,004)	5.5%
As % of net sales	(26.3%)	(25.9%)		(10.4%)	(11.7%)		(31.2%)	(29.5%)				(24.2%)	(24.0%)
Other current operating income/expenses	(1)	54		2	10		(4)	(6)		43	(25)	40	33
Share of profit/loss of associates*	269	267		7	25							276	292
Net income attributable to non-controlling interests	(55)	(53)					1	(1)				(54)	(54)

Business operating income	2,607	2,788	(6.5%)	564	544	3.7%	130	175	(25.7%)	43	(25)	3,344	3,482	(4.0%)
As % of net sales	37.6%	42.3%		42.0%	44.4%		27.7%	33.8%				38.2%	41.8%

Financial income and expenses												(121)	(127)
Income tax expense												(825)	(883)
Tax rate**												27.5%	28.3%

Business net income												2,398	2,472	(3.0%)
As % of net sales												27.4%	29.6%

Business earnings per share*** (in euros)												1.79	1.89

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,339.4 million in the third quarter of 2011 and 1,304.8 million in the third quarter of 2010
(1)

In 2010: the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Nine months 2011	Pharmaceuticals			Vaccines			Animal health(1)			Other		Group Total
Millions of euros	9M 2011	9M 2010	% change	9M 2011	9M 2010	% change	9M 2011	9M 2010	% change	9M 2011	9M 2010	9M 2011	9M 2010	% change
Net sales	20,670	20,071	3.0%	2,651	2,918	(9.2%)	1,560	1,555	0.3%			24,881	24,544	1.4%
Other revenues	1,222	1,215	0.6%	18	21	(14.3%)	14	14				1,254	1,250	0.3%
Cost of sales	(6,167)	(5,374)	14.8%	(1,052)	(1,003)	4.9%	(486)	(453)	7.3%			(7,705)	(6,830)	12.8%
As % of net sales	(29.8%)	(26.8%)		(39.7%)	(34.4%)		(31.2%)	(29.1%)				(30.9%)	(27.8%)

Gross profit	15,725	15,912	(1.2%)	1,617	1,936	(16.5%)	1,088	1,116	(2.5%)			18,430	18,964	(2.8%)
As % of net sales	76.1%	79.3%		61.0%	66.3%		69.7%	71.8%				74.1%	77.3%

Research and development expenses	(2,994)	(2,897)	3.3%	(418)	(378)	10.6%	(106)	(113)	(6.2%)			(3,518)	(3,388)	3.8%
As % of net sales	(14.5%)	(14.4%)		(15.8%)	(13.0%)		(6.8%)	(7.3%)				(14.1%)	(13.8%)
Selling and general expenses	(5,441)	(5,080)	7.1%	(404)	(428)	(5.6%)	(469)	(459)	2.2%	(1)	(2)	(6,315)	(5,969)	5.8%
As % of net sales	(26.3%)	(25.3%)		(15.2%)	(14.6%)		(30.1%)	(29.5%)				(25.4%)	(24.3%)
Other current operating income/expenses	41	222		1	8		(11)			32	(95)	63	135
Share of profit/loss of associates*	828	758		5	17					13	8	846	783
Net income attributable to non-controlling interests	(191)	(203)			1		1					(190)	(202)

Business operating income	7,968	8,712	(8.5%)	801	1,156	(30.7%)	503	544	(7.5%)	44	(89)	9,316	10,323	(9.8%)
As % of net sales	38.5%	43.4%		30.2%	39.6%		32.2%	35.0%				37.4%	42.1%

Financial income and expenses												(299)	(267)
Income tax expense												(2,299)	(2,679)
Tax rate**												27.5%	28.3%

Business net income												6,718	7,377	(8.9%)
As % of net sales												27.0%	30.1%

Business earnings per share*** (in euros)												5.09	5.65

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,318.9 million in the first 9 months of 2011 and 1,305.5 million in the first 9 months of 2010
(1)

In 2010: the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations

Appendix 6: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

Millions of euros	Q3 2011	Q3 2010(1)	% change
Business net income	2,398	2,472	(3.0%)

Amortization of intangible assets(2)	(804)	(879)
Impairment of intangible assets	(7)	(171)
Fair value remeasurement of contingent consideration liabilities	233
Expenses arising from the impact of acquisitions on inventories	(140)	(2)
Restructuring costs	(70)	(302)
Other gains and losses, and litigation(3)
Discontinuation of depreciation of PP&E* (IFRS5)		19
Tax effect of :	427	478
Amortization of intangible assets	354	319
Expenses arising on the workdown of acquired inventories	42
Restructuring costs	24	104
Other items	7	55
Share of items listed above attributable to non-controlling interests		1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(7)	(7)

Net income attributable to equity holders of sanofi	2,030	1,609	26.2%

Consolidated earnings per share(4) (in euros)	1.52	1.23	23.6%

(1)

the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2)

Of which amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 760 million in the third quarter of 2011 and € 831 million in the third quarter of 2010.

(3)

In 2011: “Catch up” in respect of 2009 and 2010 depreciation and amortization expense on PP&E* and intangible assets of Merial, previously classified as “Assets held for sale or exchange” (IFRS5 § 27).

(4)	Based on an average number of shares outstanding of 1,339.4 million in the third quarter of 2011 and 1,304.8 in the third quarter of 2010.
*	Property, Plant and Equipment.

-	See page 13 for comments on the reconciliation of business net income to consolidated net income

Millions of euros	9M 2011	9M 2010(1)	% change
Business net income	6,718	7,377	(8.9%)

Amortization of intangible assets(2)	(2,505)	(2,681)
Impairment of intangible assets	(76)	(279)
Fair value remeasurement of contingent consideration liabilities	167
Expenses arising from the impact of acquisitions on inventories	(404)	(136)
Restructuring costs	(537)	(492)
Other gains and losses, and litigation(3)	(517)
Discontinuation of depreciation of PP&E* (IFRS5)		58
Tax effect of :	1,429	1,203
Amortization of intangible assets	913	918
Expenses arising on the workdown of acquired inventories	120	43
Restructuring costs	174	167
Other items	222	75
Share of items listed above attributable to non-controlling interests		2
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(21)	(22)

Net income attributable to equity holders of sanofi	4,254	5,030	(15.4%)

Consolidated earnings per share(4) (in euros)	3.23	3.85	(16.1%)

(1)

the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2)

Of which amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 2,367 million in the first 9 months of 2011 and € 2,532 million in the first 9 month of 2010.

(3)

In 2011: “Catch up” in respect of 2009 and 2010 depreciation and amortization expense on PP&E* and intangible assets of Merial, previously classified as “Assets held for sale or exchange” (IFRS5 § 27).

(4)	Based on an average number of shares outstanding of 1,318.9 million in the first 9 months of 2011 and 1,305.5 in the first 9 months of 2010.
*	Property, Plant and Equipment.

Appendix 7: Consolidated income statements

Millions of euros	Q3 2011	Q3 2010(1)	9M 2011	9M 2010(1)
Net sales	8,753	8,339	24,881	24,544

Other revenues	419	443	1,254	1,250
Cost of sales	(2,895)	(2,433)	(8,109)	(6,929)

Gross profit	6,277	6,349	18,026	18,865

Research and development expenses	(1,221)	(1,120)	(3,518)	(3,380)
Selling and general expenses	(2,114)	(2,001)	(6,315)	(5,956)
Other operating income	90	96	281	339
Other operating expenses	(50)	(63)	(218)	(204)
Amortization of intangible assets	(804)	(879)	(2,505)	(2,681)
Impairment of intangible assets	(7)	(171)	(76)	(279)
Fair value remeasurement of contingent consideration liabilities	233		167
Restructuring costs	(70)	(302)	(537)	(492)
Other gains and losses, and litigation			(517)

Operating income	2,334	1,909	4,788	6,212

Financial expenses	(153)	(116)	(387)	(330)
Financial income	32	(11)	88	63

Income before tax and associates and joint ventures	2,213	1,782	4,489	5,945

Income tax expenses	(398)	(405)	(870)	(1,476)
Share of profit/loss of associates and joint ventures	269	285	825	761

Net income	2,084	1,662	4,444	5,230

Net income attributable to non-controlling interests	54	53	190	200

Net income attributable to equity holders of sanofi	2,030	1,609	4,254	5,030

Average number of shares outstanding (million)	1,339.4	1,304.8	1,318.9	1,305.5

Earnings per share (in euros)	1.52	1.23	3.23	3.85

(1)

the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Appendix 8: Definitions

Re-presentation of Merial results

In accordance with IFRS 5.36 and as Merial has ceased to be qualified as held for sale or exchange in Q1/2011, the results of Merial classified as held for sale or exchange in previously-issued financial statements have been reclassified and included in income from continuing operations for all periods presented.

Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the third quarter and the first 9 months of 2011

(millions of euros)	Q3 2011	9 months 2011
Net sales	8,753	24,881
Effect of exchange rates	(426)	(670)
Net sales at constant exchange rates	9,179	25,551

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi publishes a key non-GAAP indicator in response to the application of IFRS 8. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as Net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration liabilities related to business combinations,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	other gains and losses (including gains and losses on disposals of non-current assets*),

•	costs or provisions associated with litigation *,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.